SQUIRE, SANDERS & DEMPSEY L.L.P. 14th Floor 8000 Towers Crescent Drive Tysons Corner, VA 22182-2700 Office: +1.703.720.7800 Fax: +1.703.720.7801

Direct Dial:   +1.703.720.7890

jmaiwurm@ssd.com

October 6, 2006

John Reynolds, Assistant Director
Jay Williamson, Attorney-Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                               Federal Services Acquisition Corporation (“FSAC”)
Amendment No. 2 to Proxy Statement on Schedule 14A
File No. 000-51552

Dear Mr. Reynolds and Mr. Williamson:

Thank you for your letter dated September 7, 2006 setting forth comments on the above-referenced Amendment No. 1 to Proxy Statement on Schedule 14A.

On behalf of Federal Services Acquisition Corporation (“FSAC”), we are filing herewith Amendment No. 2 to the Proxy Statement (“Amendment No. 2”).  We are also providing to the Staff three unmarked copies of Amendment No. 2 and three copies of Amendment No. 2 that are marked to show changes from Amendment No. 1 to the Proxy Statement.  Unless otherwise indicated, all references to page numbers in the below responses to your comments are to pages of the marked version of Amendment No. 2 provided herewith.

This response letter has been filed via EDGAR, tagged as “CORRESP.”  The attachments to this letter have not been provided via EDGAR.  Instead, we are delivering an original of this letter, together with all attachments, by hand.

We look forward to working with you in connection with your ongoing review of the Proxy Statement and its ultimate clearance.

General

1.                                       We have reviewed your response to our prior comment 2 from our letter of July 10, 2006. The company’s response with respect to the USAF ETS Contract appears significant to an investor’s evaluation of your business prospects and the proposed merger. Please incorporate your response into any subsequent amendment or advise why no such revision is warranted.

Response:  In response to this comment, FSAC has incorporated the substance of its response to the prior comment at page 68 of Amendment No. 2, and has included cross references to such additional disclosure at pages 5 and 15 of Amendment No. 2.

2.                                       We reviewed your response to our prior comment 8; however, we note you continue to present ATS’ adjusted EBITDA as a performance measure. As previously stated, we will not object to your narrative discussions surrounding adjusted EBITDA when presented as a liquidity measure (that is, when used in your discussions related to the purchase price agreement and future conditional purchase price adjustments). Please revise your proxy statement to remove this non-GAAP performance measure from all applicable sections (e.g. Questions and Answers about the Acquisition on page 6, Selected Historical and Pro Forma Consolidated Financial Information on pages 19 through 21, and Factors Considered by our Board of Directors in Approving the Acquisition on pages 48 and 49).

Response:  Although FSAC does not believe that certain of the references to adjusted EBITDA referred to in this comment presented ATS’ adjusted EBITDA as a performance measure, in response to this comment FSAC has deleted all or substantially all of the references to adjusted EBITDA in the Questions and Answers About the Acquisition on page 6 of Amendment No. 2 and the Selected Historical and Pro Forma Consolidated Financial Information on pages 18-21 of Amendment No. 2.  In addition, in response to comments 6 and 17, the discussion of adjusted EBITDA under “Factors Considered by Our Board of Directors in Approving the Acquisition-The purchase price for ATS is reasonable” on pages 51-55 of Amendment No. 2 has been substantially revised.  Further, we have added an additional risk factor concerning the use of adjusted EBITDA in connection with our board of directors’ consideration of the acquisition at page 26 of Amendment No. 2.

3.                                       We noted your response and your revised disclosure (i.e. you removed the FSAC per share data table) in response to our prior comment 24; however, it is unclear why this information has been removed. Pursuant to Item 301 of Regulation S-K (refer to Item 14 (b)(10) of Schedule 14A), in a table designed to facilitate comparison, please present historical and pro forma per share data of FSAC and historical and equivalent pro forma per share date of ATS for the following Items:

(i)                                     book value per share as of the date for which financial data is presented;

(ii)                                  cash dividends declared per share for the periods for which financial data is presented; and

(iii)                               income (loss) per share from continuing operations for the periods for which financial data is presented.

Response:  The disclosure referred to in this comment now appears at page 19 and 22 of Amendment No. 2.

Cover Letter

4.                                       In its response to our prior comment 7 from our letter of July 10, 2006, the company states that the Board “did not make a fairness determination as such, but rather, in the context of deciding to proceed with the acquisition, determined that the purchase price was reasonable and satisfied the ‘fair market value’ requirement of FSAC’s certificate of incorporation.”  As an initial matter, please clarify the differences between what management did and a fairness determination. In addition, please clarify management’s state law fiduciary obligations with respect to this point.

Response:  The Delaware General Corporation Law does not specify the findings that a board of directors of a Delaware corporation must make in connection with a stock acquisition.  This is in contrast to the Delaware law governing mergers, which expressly requires the board of each constituent corporation to adopt a resolution approving the agreement and “declaring its advisability.”  See, e.g., Delaware General Corporation Law Section 251(b).  However, it is well established under Delaware law that the board of directors must observe the duties of care and loyalty in connection with considering significant transactions such as the acquisition.  If the board observes such duties, the board’s determinations are entitled to the protection of the business judgment rule (which is a “presumption that in making a business decision the directors of the corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interest of the company….”  Smith vs. van Gorkom, 488 A. 2d. 858, 872 (Del. 1985); Aronson vs. Lewis, 473 A. 2d 805, 812 (Del. 1984)).  The Delaware case law does not require a board of directors in circumstances such as those involving the acquisition to obtain a fairness opinion before approving the transaction.  Boards of directors often obtain such opinions to evidence the fact that they have exercised due care in connection with consideration of a transaction, and in some instances to assist in obtaining approval of the transaction from stockholders if such approval is necessary.

In further response to this comment,  FSAC has revised the discussion on page 56 of Amendment No. 2 to state that the “board of directors did not itself engage in a formal evaluation of the ‘fairness’ of the acquisition as compared to other comparable transactions.”  The revised disclosure goes on, at page 56 of Amendment No. 2, to explain that although a fairness opinion is not required under either FSAC’s certificate of incorporation or Delaware law, the FSAC board of directors proceeded to obtain such an opinion for the reasons stated there.

Questions and Answers About the Acquisition, page 3

5.                                       We note your response to our prior comment 9 from our letter of July 10, 2006, but believe additional discussion is warranted with respect to Mr. Lloyd. In particular, please disclose the nature of the consulting services provided by the entity referenced on page 4 and clarify when the company first contacted Mr. Lloyd (or any affiliate of his) regarding FSAC.

Response:  Please see the supplemented disclosure at page 4 of Amendment No. 2.

6.                                       We note the revisions the company has made with respect to the adjusted EBITDA discussions here and throughout the Schedule 14A. However, it also appears that the company has replaced some language indicating that this is a non-GAAP financial measure. Specifically we note prior disclosure stating, “EBITDA is not a recognized term under generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.” Please revise to include this statement as it is informative to investors. Note that this comment is subject in its entirety to comment 2 above.

Response:  Please see the responses to comments 2 and 17.

7.                                       On page 8, under “What vote is required in order to approve the acquisition?” we note your disclosure that “the acquisition must be approved by a majority of the votes cast at the special meeting ...” (emphasis added) Please revise to clarify the meaning of this statement and distinguish this from a majority of your outstanding public securities. In addition, please clarify whether this is the same amount of votes as would typically be necessary to approve a transaction under Delaware law.

Response:  Please see the revised disclosure at page 6 of Amendment No. 2.

Summary of the Proxy Statement, page 12

8.                                       Please revise the first paragraph under the heading “Voting Requirement for the Acquisition” on page 12 to improve its readability. In this regard the Staff was particularly confused about the reference to “this purpose” in the sentence, “.. votes in respect of shares issued other than in the public offering are not counted for this purpose.”

Response:  Please see the revised disclosure at page 11 of Amendment No. 2.

ATS’ Selected Historical Consolidated Financial Data, page 19

9.                                       We read your response and your revised disclosure to our prior comment 19 indicating that per share data has been omitted as it is not considered a meaningful disclosure. This information is a required disclosure and provides an investor with the historical performance of ATS. Please revise to present income (loss) from continuing operations per share in accordance with Item 301 of Regulation S-K.  Further, you may include disclosure regarding matters that might cause the data reflected not to be indicative of future results of operations (see Instruction 2 to Item 301 of Regulation S-K).

Response:  The data referred to in this comment now appears at page 18 of Amendment No. 2. Also see page 22 of Amendment No. 2.

Note Concerning Pro Forma Information:  The interim period pro forma financial information included in Amendment No. 2 combines FSAC data for and as of the six months ended June 30, 2006 and ATS data for and as of the six months ended April 30, 2006.  We expect the final proxy statement to include interim period pro forma financial information that combines FSAC data for and as of the nine months ended September 30, 2006 and ATS data for and as of the nine months ended July 31, 2006.

Risk Factors, page 25

10.                                 On page 32 we note that the company has added text in response to our prior comment 29 from our July 10, 2006 letter. Please revise your discussion to clarify whether your reference to “agreements” under the future acquisitions risk factor includes such items as agreements in principle and/or non-binding term sheets.

Response:  Please see the revised disclosure at page 33 of Amendment No. 2.

11.                                 Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Response:  In response to this comment, please see the new risk factor at pages 36-37 of Amendment No. 2.

Background of discussions between FSAC and ATS, page 43

12.                                 On page 43 you state that members of your board were aware of ATS prior to being contacted by Stifel on November 18, 2005 and had incidental business contacts prior to that date. Please revise to clarify management’s “awareness” of ATS, including whether they had any knowledge about ATS’ strategic alternative referenced on page 41 prior to the November 18, 2005 contact. In addition, please clarify whether management had, independently of the Stifel contact, considered ATS as a potential target. Finally, please advise us of the nature of the incidental dealings referenced in the third paragraph on page 43.

Response:  Please see the supplemented and revised disclosure at page 48 of Amendment No. 2.

13.                                 On page 43 you disclose that you engaged a number of consultants to assist you with due diligence and other merger related activities. Please disclose the amount of compensation paid, or payable, with respect to these consultants or direct us to where such disclosure is located. In addition, please revise to clarify whether these parties have waived any right to the proceeds held in trust should the merger fail to be completed.

Response:  Please see the additional disclosure at page 49 of Amendment No. 2.

14.                            We have reviewed your response to our prior comment 34 from our letter of July 10, 2006. While we do not disagree with the entirety of your response to the last sentence of that comment, we also note that board discretion to waive or enforce a violation of a closing condition is more limited than your existing disclosure would indicate. Also, with respect to your reading of Omnicare Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. Supr. 2003) we believe that this case may be sui generis, and therefore limited to cases where, in the context of creating deal defenses, the board fails to include fiduciary out clauses. Please revise your disclosure to address the foregoing.

Response:  In response to this comment, FSAC has revised and narrowed the sentence of the proxy statement referred to, which now appears on page 46 of Amendment No. 2.

15.                                 In response to our prior comment 37 from our letter of July 10, 2006, you indicate that you have revised your disclosure to make it clear that no contacts with potential targets occurred prior to the effectiveness of the registration statement. As an initial matter, please direct us to where this statement is located. If this statement is merely inferable from your disclosure, please revise to make it more explicit. In addition, please revise to confirm that you had not “selected” any target business prior to the effectiveness of the registration statement and had not contacted any agents, directly or indirectly, of any potential targets at this time.

Response:  The language referred to in response to the Staff’s prior comment 37 in its letter of July 10, 2006 currently appears on page 47 of Amendment No. 2, where it is stated that “Our public offering was declared effective October 19, 2005 and closed on October 25, 2005. . . . During the week of Monday, October 31, 2005, we began meeting with a number of parties familiar with the federal services sector,…”  In response to this comment, however, we have supplemented the disclosure that also now appears on page 47 of Amendment No. 2 to make the disclosure of this subject more explicit.

16.                                 In response to our prior comment 44 from our letter of July 10, 2006 you indicate that your board “was generally aware” of certain information related to a selection of transactions announced within the past five years which was subsequently compiled more formally. Please clarify what you mean by generally aware and state when, and by whom this information was formally compiled. In addition, after reviewing the information provided in tab 1 of your Supplemental Materials, we noted significant gaps in your tables where N/A was presented instead of the relevant financial data. Please advise us why this information is not presented in your tables and excluded from your calculations. In this regard we also note that the most recent date for which you have included data for a completed merger appears to be September 8, 2005. Please revise to further discuss.

Response:  In response to this comment, please see the revised disclosure that appears at page 52 of Amendment No. 2.

The information provided at Tab 1 of the Supplemental Materials previously provided to the Staff included gaps because of the date of those materials.  The tables were prepared as of April 20, 2006 (the date following the execution of the stock purchase agreement) and reflect information available at that time.  At that time, for example, certain deal terms of some transactions had not been announced or reflected in filings with the Commission. Other transactions involved privately held companies as to which the missing data was not available.

17.                                 Your response to our prior comment 45 from our letter dated July 10, 2006, and the revisions made on pages 48-9, appear to imply that you used your adjusted EBITDA to compare your transaction against other transaction multiples.  However, these other transaction multiples appear to be based on EBITDA which may not be comparable to the adjusted EBITDA you are using. Please clarify your disclosure if this was the case, and, if so, respond to the following comments. Without limiting the generality of the foregoing, please add a discussion as to whether, or how, management adjusted its thought process for any differences between adjusted EBITDA and EBITDA. Also, include a statement indicating whether the proposed merger would fall outside the EBITDA ranges presented or be located on a materially different portion of the range, if management conducted its analysis using an unadjusted EBITDA; if so, then revise your discussion to address your unadjusted EBITDA alongside your current presentation.

Response:  In response to this comment, and taking into account comments 2 and 6 as well, the discussion of EBITDA on pages 52-55 of Amendment No. 2 has been substantially revised and supplemented.  Please note in reviewing this revised disclosure that the detailed discussion on pages 54-55 of the subtractions from and additions to unadjusted EBITDA is included in the proxy statement in response to the Staff’s comment 45 in its letter dated July 10, 2006.  See also the additional risk factor now included at page 26 of Amendment No. 2.

Satisfaction of Fair Market Value Requirement, page 50

18.                                 On page 50 you disclose that the level of your net assets, for purposes of determining whether you have satisfied the fair market value requirement, “is in a range between [y]our stockholder’s equity (approximately $96 million as of March 31, 2006) and [y]our stockholder’s equity plus common stock subject to redemption and related interest income (approximately $120 million as of March 31, 2006) depending on the assumption made as to how much of [y]our common stock will be converted into cash in connection with the acquisition. Therefore, the fair market value of [y]our initial target business must be equal to a value in a range between $76.8 and $96.0 million.” Please reconcile this disclosure with the disclosure in your Form S-1 which appears to only say that “[y]our initial business combination must be with an operating business whose fair market value is equal to at least 80% of [y]our net assets at the time of such business combination.” Firstly, please address why March 31, 2006 would be the time of the business combination. More importantly, please explain why the company is making reference to a range of values in its Schedule 14A when its Form S-1 appears to use more definitive language about the business combination.

Response:  In response to this comment, FSAC has deleted all references to a range of values and to the date March 31, 2006.  The Staff is correct that the test is as of the date of the acquisition, and that references to March 31, 2006 might have been confusing.  Please see the revised disclosure at page 56 of Amendment No. 2.

Fairness Opinion, page 51

19.                                 Please clarify the assumptions used, including any assumptions about future revenue growth, etc., in conjunction with your discounted cash flow analysis on page 56. Your response should also include the public companies deemed comparable for calculating the cost of capital and terminal value multiples, etc.  Also, please clarify who directly provided the source materials for this analysis. Please refer to our prior comment 50 from our letter of July 10, 2006 for further information.

Response:  Please see the supplemented disclosure responsive to this comment that appears at page 61 of Amendment No. 2.

Consequences if Acquisition Proposal is Not Approved, page 58

20.                                 We note that the company has added text on page 58 responsive to our prior comment 51 for our letter of July 10, 2006; however, we believe that further disclosure regarding the liquidation, and potential dissolution, is necessary. In addition, please address any bankruptcy related issues, including fraudulent transfer, associated with your liquidation of the trust account. Finally, please address how the company would propose to pay its creditors if it is unable to locate a target.

Response:  FSAC has included a cross-reference at page 64 of Amendment No. 2 to the revised and supplemented disclosure responsive to this comment that appears under “Information About Federal Services Acquisition Corporation — Liquidation if no business combination” that appears at pages 113-115 of Amendment No. 2.  This subject is also dealt with in detail in new risk factors that appear at pages 38-40 of Amendment No. 2.

Consequences if Acquisition Proposal is Not Approved, page 58

21.                                 In the last sentence under this section you state that, in the event of liquidation, your trust fund proceeds will be distributed pro-rata to your public stockholders. Please revise to clarify, here and throughout, that any such distribution may only be done subject to the Delaware General Corporation Law, state and federal bankruptcy law, as well as debtor-creditor law. In addition, please clarify that these legal requirements may reduce the funds held in trust and delay the release of funds to investors.

Response:  Please see the revised and supplemented disclosure referred to in response to Comment 20.

Interest of our Directors and Officers in the Acquisition, page 59

22.                                 Please revise your disclosures under the second bullet point in this section to summarize the actual compensation to be received by Dr. Bersoff following the consummation of the merger.

Response:  In response to this comment, we have included a cross reference to the section of the proxy statement describing anticipated employment arrangements for certain FSAC executive officers, which disclosure has been supplemented in response to comment 43 below.  See pages 65 and 125-126 of Amendment No. 2.

Working Capital - Purchase Price Adjustments, page 62

23.                                 Your disclosure on page 46 indicates that your board determined that the purchase price being paid was reasonable “based upon their views of standards generally accepted in the financial community, such as actual and potential sales, earnings, and cash flow and book value...”  However, on page 63 you state that a downward adjustment in the purchase price for a short fall in closing net working capital would not affect your board’s judgment that the fair market value of the target is equal to at least 80% of FSAC’s net assets. Please reconcile these comments.

Response:  In response to this comment, we have supplemented the discussion of this subject in the proxy statement.  Please see the additional disclosure that now appears at page 69 of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2 — Pro Forma Adjustments, page 75

24.                                 We reviewed your response to our prior comment 60. Your response did not address our entire comment.  Please revise to present a schedule showing the calculation of the purchase price (including the value assigned to non-cash portions).

Response:  Please see the supplemented disclosure that appears at note b on pages 82-83 of Amendment No. 2.

25.                                 We note you allocated approximately $153 million of the purchase price to intangible assets and approximately $61.5 million to goodwill. Tell us how you determined this allocation and your basis for not allocating additional purchase price to other identifiable or customer-related intangible assets (e.g. trade name, backlog, etc.). Please advise or revise if necessary.

Response:  Please see the supplemented disclosure that appears at note b on pages 82-83 of Amendment No. 2.

26.                                 We reviewed your response to our prior comment 59; however, your pro forma adjustments do not appear to comply with the requirements of Article 11 of Regulation S-X. Please revise the following:

•                  Adjustments “g” and “k” that eliminate the transaction cost expenses from ATS’ historical financial statements appear to be material non-recurring adjustments, do not appear to have a continuing impact on ATS and should be removed from the face of your pro forma financial statements. The Staff will not object to including these adjustments in a note to your pro forma financial statements with related disclosure indicating these adjustments are not included in your pro forma financial statements.

Response:  The adjustments referred to in this bullet have been removed. See pages 80-84 of Amendment No. 2, including Note 3 on page 83.

•                  Adjustment “h” and “l” that eliminated founders’ compensation and related expenses do not appear to be factually supportable. Please revise to disclose each founder’s compensation and benefits (per their employment agreements), consistent with your disclosure of the new CEO and CFO arrangements. Also, provide detailed disclosure of the components included in “related expenses” supporting your $3 million adjustment for each period presented. Finally, tell us how the amount attributed to founders’ compensation and related expenses in the fiscal year ended October 31, 2005 compares to that in the prior two fiscal years.

Response:  Please see revised notes g and j on pages 83-84 of Amendment No. 2.

•                  Adjustments “i” and “m” that eliminate interest income from FSAC’s historical financial statements do not appear to be directly attributable to the transaction nor are they expected to have a continuing impact on the combined company. These adjustments should be removed from the face of your pro forma financial statements. The Staff will not object to including these adjustments in a note to your pro forma financial statements with related disclosure indicating these adjustments are not included in your pro forma financial statements.

Response:  The eliminations referred to in this bullet have been restored. See pages 80-84 of Amendment No. 2.

Approval of the 2006 Omnibus Incentive Compensation Plan, page 79

27.                                 On page 82, and in response to our prior comment 63 from our letter dated July 10, 2006, the company discloses that “it cannot determine the benefits to be received by [its] directors or officers under the incentive compensation plan or the benefits that would have been received by [its] directors and officers in 2005 had the plan been in effect in 2005.” However, your disclosure elsewhere indicates that you have agreed - subject to the merger approval - to employ several executives; as these agreements in principle contain, bonuses and/or stock option grants, it would appear that the tabular disclosure required by Item 10(a)(2) to Schedule 14A are required. Please revise your disclosure accordingly, or provide an analysis as to why such disclosure is not required.

Response:  Please see the supplemented disclosure at page 89 of Amendment No. 2 that responds to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ATS, page 91

28.                                 In response to our prior comment 68 from our letter of July 10, 2006, the company indicates that its Maximus subcontract is not being performed at a loss and that it is not aware of any other contracts currently being performed at a loss. Please update your

                                                “Fixed-price contracts” discussion, to indicate that management is not aware of any material contracts currently being performed at a loss.”

Response:  In response to this comment, please see the additional disclosure at page 101 of Amendment No. 2.

29.                                 Please incorporate the text of your response to our prior comment 70 from our letter of July 10, 2006 regarding your “self insurance plan” into your existing disclosure. Alternatively, please advise why such disclosure is not required.

Response:  In response to this comment, please see the supplemented disclosure that appears at page 106 of Amendment No. 2.

30.                                 The company’s response to our prior comment 71 from our letter of July 10, 2006 indicates that it has four additional contracts which accounted for greater than 5% of its revenues during the six months ended April 30, 2006. Please provide disclosure similar to the discussion provided for the Department of Labor contract for each of these contracts. Alternatively, please advise why no such disclosure is necessary.

Response:  Disclosure responsive to this comment, as clarified in a telephone conversation with Mr. Williamson, is included at pages 98-99 of Amendment No. 2.

31.                                 We note your response to our prior comment 73 from our letter of July 10, 2006 regarding Defense Contract Audit Agency audits. Please incorporate the text of your response into your existing disclosures.

Response:  In response to this comment, please see the supplemented disclosure that appears at page 99 of Amendment No. 2.

32.                                 Your response to our prior comment 75 indicates that management did not track total backlog until it sought to sell the company in 2005 and that it “was concerned with funded backlog”.  Please clarify this response to: (1) indicate why management was concerned with funded backlog instead of total backlog; (2) clarify what figure(s) management deems relevant, i.e. uses, in running the business; and (3) state the funded backlog for all prior periods so that investors may compare this to your current period.  Alternatively, please revise to disclose the reasons why you have not provided funded backlog for periods prior to October 31, 2005, as you have done in your response.

Response:  In response to this comment, supplemented disclosure at page 99 of Amendment No. 2 discloses the reasons why ATS has not provided funded backlog for periods prior to October 31, 2005.

Revenue, page 93

33.                                 Please provide a more detailed discussion of the risks associated with your fixed price contracts.

Response:  Please see the supplemented disclosure at page 101 of Amendment No. 2.

Acquisition, page 94

34.                                 In response to our prior comment 107 from our letter of July 10, 2006, you indicate that the Voyager business has not developed as anticipated. In an appropriate section, please discuss the shortcomings associated with this acquisition as well as any impact that it may have on your results of operations.

Response:  In response to this comment, please see the supplemental disclosure included at page 102 of Amendment No. 2.

Results of Operations, page 97

35.                                 We have reviewed the company’s revised disclosure in response to our prior comments - particularly comments 69 and 80 from our letter of July 10, 2006. However, we continue to believe that more detailed discussion is necessary. Please revise your discussion accordingly.

Response:  Please see the revised and updated disclosure at pages 105 to 108 of Amendment No. 2 that is responsive to this comment.

36.                                 We reviewed your response to our prior comment 80, noting additional variance explanations for revenue variances. Your response did not address comment in its entirety; therefore, we are reissuing our comment in part. Please revise your disclosure for each period to describe and quantify underlying material activities that generate expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. For example, quantify the amounts supporting the increase in direct labor costs between interim periods. It is unclear how much of the increase was attributed to increased use of subcontractors versus increased levels of hardware and equipment.

Response: Please see the revised and updated disclosure at pages 105 to 108 of Amendment No. 2 that is responsive to this comment.

37.                                 Please revise your disclosures to identify financial statement variances for each financial statement line item in your consolidated statements of operations.  In an effort to provide meaningful information to a reader, consider providing a table identifying the significant components of your overhead and general and administrative expenses and provide additional period-to-period variance explanations.

Response:  Please see the revised and updated disclosure at pages 105 to 108 of Amendment No. 2 that is responsive to this comment.

Six Months Ended April 30, 2006 and 2005, page 97

38.                                 We have reviewed your response to our prior comment 82 and believe that additional disclosure is warranted on the point. Accordingly, we reissue the comment. The staff notes that the company has had discontinued operations in each period covered by the financial statements. Please provide additional disclosure about the nature of these operations, the business decision to discontinue these operations and any contingent liabilities that the company might have associated with these discontinued operations. For example, does the company continue to support its Pyramid product, may New Technology Management, Inc. put ATSI to the company in certain circumstances, etc.

Response:  In response to this comment, please see revised supplemented disclosure at pages 106-107 of Amendment No. 2.

Liquidity and Capital Resources, page 100

39.                                 On page 100 you disclose that you have experienced a slow down in accounts receivable collections.  Please explain, to the extent known, the reasons behind this slowdown and what impact it will have on your business.

Response:  Amendment No. 2 includes updated disclosure for the ATS quarter ended July 31, 2006.  The slowdown in accounts receivable collections as of the end of the ATS quarter ended April 30 did not continue to the end of the July quarter.  Accordingly, no such slowdown is any longer referred to.  See pages 108-110 of Amendment No. 2.

FSAC strategy if the acquisition is completed, page 104

40.                                 We note your disclosure on page 105 that ATS “has demonstrated the ability to effectively engage in this edging out strategy.” Please justify this statement with facts supporting this conclusion.

Response:  In response to this comment, please see the supplemented disclosure at page 115 of Amendment No. 2.

41.                                 Please clarify whether the company contemplates issuing additional shares to complete subsequent mergers. In addition, please advise the Staff of the amount of trust funds that the company anticipates it will have available post merger to effectuate its business plan - including subsequent acquisitions. While the Staff acknowledges that the company anticipates adding this disclosure on page 105 currently, to the extent that the amount of funds available may be discussion worthy, it would facilitate the review process to have that information sooner than later.

Response:  In response to this comment, please see the supplemented disclosure at pages 115-116 of Amendment No. 2.  Such disclosure includes an estimate of the amount of funds that will be available post acquisition.

42.                                 Please disclose whether, assuming the merger is consummated, the company anticipates using its existing cash or debt capacity to engage in future mergers. If the company currently has plans, or has prepared any analysis of its debt capacity post-merger, please discuss.

Response:  In response to this comment, FSAC has provided supplemented disclosure at pages 115-116 of Amendment No. 2.

Anticipated Employment Arrangements for Certain Executive Officers, page 112

43.                                 Please disclose the “certain objectives” referred to on page 112 that will enable Dr. Bersoff to receive a $250,000 bonus and clarify who, on behalf of the company, will be responsible for determining whether these objectives are met. Similar disclosure should be provided with respect to Mr. Lloyd’s annual performance referenced on page 113. In addition, please disclose the terms of Mr. Perry’s existing (or contemplated) compensation if, in fact, such disclosure would normally be required by Item 402 of Regulation S-K. If the company concludes that disclosure with respect to Mr. Perry is not warranted, please provide an analysis supporting your conclusion.

Response:  In response to this comment, please see the supplemented disclosure at pages 125-126 of Amendment No. 2.

44.                                 The staff notes that following the merger Messrs. Rumsey and Lewis will not remain employed by the company. As an initial matter, please disclose whether the company contemplates entering into any consulting arrangements with them.  In addition, given both their role as founders and executives, please discuss what impact their removal will have on your business, including, without limit, client retention, sourcing, and relationship management.

Response:  Please see the supplemented disclosure at page 127 of Amendment No. 2.

Certain Relationships and Related Transactions, page 117

45.                                 We note your disclosure on page 118 that an entity controlled by Mr. Lloyd will receive compensation for consulting services in the event that the merger is consummated. Please disclose: (1) the nature of these services; (2) who is providing these services on behalf of the entity; and, (3) the date that the arrangement was entered into and initially discussed among the parties.

Response:  Please see the supplemented disclosure that appears at page 131 of Amendment No. 2.

Advanced Technology Systems Financial Statements

Report of Independent Certified Public Accountants, F-2

46.                                 Please advise your independent accountants to revise their opinion to include the name and signature of their firm.

Response:  These are now included.  See page F-2 of Amendment No. 2.

Notes to Financial Statements

Note A - Summary of Significant Accounting Policies

Revenue Recognition, F-9

47.                                 We read your response to our prior comment 102; however it is unclear how you reached a conclusion that disclosure of your concentration of receivables would not enhance your disclosure. Consistent with the guidance set forth in SOP 94-6, Disclosure of Certain Significant Risks and Uncertainties and paragraph 39 of SFAS 131, disclosure of concentrations should include information that is adequate to inform users of the general nature of the risk associated with the concentration. Considering the aforementioned, we are reissuing our comment. Please revise to include disclosures of the concentration of receivables for the periods presented.

Response:  See the additional disclosure responsive to this comment now included in note A at page F-9 of Amendment No. 2.

Note B - Discontinued Operations

Pyramid, F-13

48.                                 We note that your board of directors has approved a plan to discontinue the operations of your Pyramid Product Solutions unit. Justify how your accounting treatment (i.e. reported as discontinued operations and assets held for sale) is consistent with the accounting principles set forth in SFAS 144. In this regard, please revise to clarify the expected manner (e.g. sale or abandonment) and timing of the disposal, as required by paragraph 47(a) of SFAS 144.

Response:  Please see the revised and supplemented disclosure included at page F-13 of Amendment No. 2.

Federal Services Acquisition Interim Financial Statements

General

49.                                 We note your response to our prior comment 108. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. Your warrant agreement does not specify the circumstances under which net cash settlement would be permitted. The warrant agreement does not state explicitly the issuer has no obligation to settle the warrant in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. Please explain how you have considered the guidance in paragraph 17 with respect to your initial accounting treatment for the public warrants. If you conclude liability classification will be required upon issuance, restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date and revise disclosures in your proxy statement as needed to properly reflect this restatement.

Response:  Although FSAC does not believe it has a legal obligation to net cash settle its warrants in the circumstances referred to in this comment, FSAC has determined to restate its historical financial statements, and such restatement is reflected in Amendment No. 2.

Other Regulatory

50.                                 Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:  Amendment No. 2 reflects such updating of the financial statements.

Annex A Stock Purchase Agreement

51.                                 Your response to our prior comment 112 from our letter of July 10, 2006 indicates that the change in control bonuses referenced in Section 3.6 will be paid by ATS prior to the consummation of the merger and accordingly is not material to investors. However, as this would reduce ATS’ net assets it would appear to impact the 80% deal requirement, and presumably should be presented in the financial statements and pro-forma financial statements. Please revise your document to discuss.

Response:  The obligation of ATS to pay the change in control bonuses was taken into account in the negotiation of the terms of the transaction.  Section 6.3(h) of the stock purchase agreement requires that the agreements calling for the payment of these bonuses be terminated, and releases delivered by the affected ATS employees, as a condition to the closing.  Thus, the cost of these bonuses will be recognized at or immediately prior to the closing of the transaction and will not be reflected in FSAC’s results of operations.  FSAC’s investors are protected against the effects of these obligations by the working capital adjustment provisions of the stock purchase agreement.  If the payment of the amounts due under these arrangements would deplete working capital below the level contemplated by the terms of the acquisition, the ATS stockholders in effect pay for the obligations through the mechanism of a working capital adjustment.  See the supplemented discussion of the working capital adjustment at page 68 of Amendment No. 2.  As explained there, since the working capital adjustment has the effect of protecting the value negotiated in the acquisition, it should not affect the 80% test, which requires that the fair market value of ATS be equal to at least 80% of the net assets of FSAC as of the date of the acquisition.

Since the change in control bonuses are such that they are not reflected in the ATS historical financial statements and will not be reflected in the ongoing FSAC financial statements, we respectfully submit that they should not be presented in the pro forma financial statements.

Annex F Houlihan Lokey Howard & Zukin Investment Banking Services

52.                                 We have reviewed your response to our prior comment 114 from our July 10, 2006 letter and have additional comments. Your response indicates that HLHZ only reviewed FSAC’s forecasts and projections of the target’s financial information, however, on page 52 the company discloses that HLHZ “reviewed financial forecasts and projections prepared by ATS and our management with respect to ATS ...” As ATS did not directly provide this information, and it was only “based on” ATS’ information, we believe that the reference to ATS in this paragraph 10 is inappropriate. Please revise to indicate that your opinion was based on FSAC’s projections.

Response:  In response to this comment, on page 57 of Amendment No. 2 we have deleted the words “ATS and” from the first line of numbered paragraph 10 so this language is consistent with the language included in the fairness opinion appearing at page F-2 of the annexes to the proxy statement.

53.                                 We have reviewed your response to our prior comment 115 from our letter of July 10, 2006. Without necessarily disagreeing with your comment, we believe further discussion is warranted. As an initial matter, we believe that there is a distinction between “an obligation to disclose that such an opinion was obtained and the material terms thereof” and the company’s existing disclosure. Currently you do not disclose the terms of the agreement; instead it would appear that you are providing the analysis supporting the opinion. Please analyze this distinction and clarify why your disclosure is a material term of the opinion rather than an assumption or result of the opinion. In addition, please provide a thorough analysis as to how the language cited in our prior comment is consistent with Section II.D.1 of the Division’s November Current Issues Outline. If warranted, consider amending the opinion itself to permit its disclosure in the Schedule 14A for the shareholder’s consideration as part of the merger transaction. Furthermore, with, respect to your citation to the Preliminary Proxy Statement on Schedule 14A by Evans & Sutherland Computer Corporation, filed on April 5, 2006, we do not believe this in any way supports your position because this document was subsequently amended on April 24, 2006 to alter the references to the opinion. Finally, we also note your disclosure on page 51 that the board obtained this opinion because they thought that it “could assist in the stockholder approval process” which would appear to imply a use other than by your board.  Please revise to address.

Response:  The opinion included in the proxy statement does not include any statements that disclaim responsibility to stockholders.  We therefore believe that opinion is consistent with Section II.D.1 of the Division’s November 2000 Current Issues Outline (the “Division’s CIO”).

We understand that the language in the opinion to which your comment refers is the following sentence (the “Statement”):

“This Opinion is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent.”

This Statement can be summarized as containing two separate concepts: (1) the opinion is furnished to the board (“Part I”) and (2) the opinion can only be used in connection with the specific purpose with which it is being furnished to the board (i.e., “the consideration of the Transaction”)(“Part II”).

Unlike the five examples noted in the Division’s CIO as objectionable to the Staff, the Statement does not contain any language providing that the fairness opinion is being furnished or provided “solely, “exclusively” or “only” to the board.  There are no qualifications in Part I of the Statement as to the persons that can rely on the opinion.  Part II of the Statement does not limit the “persons” who can rely on the opinion, the underlying concern in your comment and the Division’s CIO.  Instead, it merely clarifies that the opinion cannot be used for a “purpose” different from “in connection with consideration of the Transaction.”  We respectfully submit that an interpretation that is any broader would not conform with the express or implied meaning of the language.

Therefore, we believe that the opinion is consistent with the Division’s CIO because the limitation in Part II of the Statement refers to the purpose for which the opinion can be used, not the persons.  Otherwise, a reader may be led to believe that the opinion can also be considered in a manner that has nothing to do with the consideration of the Transaction.

As previously discussed, and as noted below, the Staff previously accepted the same language in the opinion included in Definitive Proxy Statement on Schedule 14A filed by Evans & Sutherland Computer Corporation on April 24, 2006.  Please see the third to last paragraph on page C-3 of the HLHZ opinion in that filing.

We cited in our prior response to the April 5, 2006 Evans & Sutherland Computer Corporation filing so that you could see the previous language upon which the Staff had commented and review the Staff’s corresponding comments.  We apologize for the confusion.  It is correct that the references in the April 5, 2006 Evans & Sutherland filing to the fairness opinion were altered in the April 24, 2006 filing.  Please note, however, that the language in the April 24, 2006 Evans & Sutherland filing, which was agreed upon in discussions with and accepted by the Staff, is identical to the language in the FSAC opinion.

Finally, in response to the Staff’s concern about the reference to the fairness opinion assisting in the stockholder approval process, FSAC has deleted that phrase from the proxy statement.  See page 56 of Amendment No. 2.

54.                                 We have reviewed your response to our prior comment 116 from our letter dated July 10, 2006. While your reference to a telephone call with the staff on July 27, 2006 is correct, it is also incomplete. As requested telephonically, please confirm that none of the HLHZ executives, or employees who provided investment banking advice on this transaction, either themselves, or were actually aware that HLHZ acquired, held, sold, any long or short position, or otherwise traded in the equity or debt of the company or the target during the course of the engagement. Please revise to address the forgoing and, if applicable, our prior comment.

Response:  FSAC has been advised by HLHZ that it does not maintain any proprietary trading accounts and therefore could not have acquired, held or sold any long or short position or otherwise traded in the equity or debt of the company or the target during the course of HLHZ’s engagement.  HLHZ has further advised us that is not feasible to determine whether any HLHZ executives held or sold any long or short position or otherwise traded in the equity or debt of the company or the target during the course of HLHZ’s engagement.  For that reason and the reasons cited in our prior response, including the examples of previous transactions in which HLHZ furnished fairness opinions that included the statement in question, we respectfully submit that further disclosure or alteration of the language is neither necessary nor appropriate.

We appreciate the Staff’s attention to the Proxy Statement and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 720-7890.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm*

cc:                                 Joel R. Jacks, Federal Services Acquisition Corporation
Brian Bhandari, Securities and Exchange Commission

*  Admitted only in D.C., Maryland, New York and Ohio.